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                                 SCHEDULE 13E-3
                                 (RULE 13e-100)

          TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        RULE 13e-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                               AMENDMENT (NO. 2)


            First Union Real Estate Equity and Mortgage Investments
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                              (Name of the Issuer)
            First Union Real Estate Equity and Mortgage Investments
                           Radiant Ventures I, L.L.C.
                             Radiant Investors, LLC
                               Daniel P. Friedman
                               David Schonberger
                                  Anne Zahner
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                       (Name of Persons Filing Statement)
            Shares of Beneficial Interest, Par Value $1.00 Per Share
                                      and
   Series A Cumulative Convertible Redeemable Preferred Shares of Beneficial

                      Interest, Par Value $1.00 Per Share

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                         (Title of Class of Securities)
                                   337400105
                                      and
                                   337400303
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                     (CUSIP Number of Class of Securities)

               F. Ronald O'Keefe, Esq.                                 Mark Schonberger, Esq.
               Hahn Loeser & Parks LLP                           Paul, Hastings, Janofsky & Walker
                    3300 BP Tower                                         399 Park Avenue
                  200 Public Square                                   New York, New York 10022
                Cleveland, Ohio 44114                                  Phone: (212) 318-6859
                Phone: (216) 621-0150                                   Fax: (212) 776-1605
                 Fax: (216) 241-2824

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      (Name, Address and Telephone Numbers of Person Authorized to Receive
       Notices and Communications on Behalf of Persons Filing Statement)

    This statement is filed in connection with (check the appropriate box):

    a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

    b. [ ] The filing of a registration statement under the Securities Act of 1933.

    c. [  ] A tender offer.

    d. [  ] None of the above.


    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]


    Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------------------------------------
                TRANSACTION VALUATION*                                  AMOUNT OF FILING FEE
-------------------------------------------------------------------------------------------------------------
  Based on transaction value of $76,454,339,                                 $15,890.87
  representing the aggregate cash and securities and
  other property to be received by the Issuer as
  consideration for the transaction
-------------------------------------------------------------------------------------------------------------

* Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check the box if any part of the fee is offset as provided by sec. 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

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


     This Amendment No. 2 to Rule 13e-3 Transaction Statement (this "Statement") is being filed in connection with the acquisition (the "Acquisition") of certain real estate assets of First Union Real Estate Equity and Mortgage Investments (the "Company") and its subsidiaries by Radiant Ventures I, L.L.C. ("Radiant Ventures"), pursuant to two Contracts of Sale, as amended, and a letter agreement, as amended, each dated as of September 15, 2000, between the Company and certain of its subsidiaries and Radiant Investors, LLC, a Delaware limited liability company ("Radiant Investors").



     Concurrently with the filing of this Statement, the Company has filed its Definitive Proxy Statement on Schedule 14A (the "Proxy Statement") in connection with the Special Meeting in lieu of the 2000 Annual Meeting of the holders of the Company's Shares of Beneficial Interest, par value $1.00 per share (the "Common Shares"), at which holders of the Common Shares will be asked to approve, among other things, the Acquisition.


ITEM 1. SUMMARY TERM SHEET

Item 1001 of Regulation M-A.

     The information contained in the section entitled "SUMMARY" in the Proxy Statement is incorporated herein by this reference.

ITEM 2. SUBJECT COMPANY INFORMATION

Item 1002 of Regulation M-A.

(a) The Company is the subject company for purposes of this Statement. The information contained in the section entitled "PROPOSAL ONE: CONSENT TO THE ASSET SALE -- THE PARTIES -- First Union Real Estate Equity and Mortgage Investments" in the Proxy Statement is incorporated herein by this reference.

(b) The information contained in the sections entitled "INTRODUCTION," and "COMPANY INFORMATION" in the Proxy Statement is incorporated herein by this reference.

(c), (d) The information contained in the letter to shareholders filed with the Proxy Statement and the section entitled "COMPANY INFORMATION -- Price and Dividend Information" in the Proxy Statement is incorporated herein by this reference.

(e) The information contained in the section entitled "PROPOSAL TWO: ELECTION OF TRUSTEES -- CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS -- Standby Purchase Commitments with Gotham" in the Proxy Statement is incorporated herein by this reference.

(f) The information contained in the section entitled "COMPANY
INFORMATION -- Share Repurchases" in the Proxy Statement is incorporated herein by this reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

Item 1003 of Regulation M-A.


(a) - (c) This schedule is filed by the subject company, the Company, a real estate investment trust organized as an Ohio business trust, and each of Radiant Ventures, a Delaware limited liability company, Radiant Investors, a Delaware limited liability company, Daniel P. Friedman, David Schonberger and Anne Zahner (Messrs. Friedman and Schonberger and Ms. Zahner are collectively referred to as the "Executive Officers"). The address and telephone number of the Company is 125 Park Avenue, New York, New York 10017, (212) 949-1373. The address and telephone number of Radiant Ventures, Radiant Investors and the Executive Officers is 1212 Avenue of the Americas, 18th Floor, New York, New York 10036,
(212) 905-1100. Radiant Ventures and Radiant Investors are controlled by the Executive Officers, each of whom is an executive officer of the Company. Mr. Friedman is also a former trustee of the Company. In addition, the Executive Officers control Radiant Partners LLC, a Delaware limited liability company which presently manages the Company pursuant to an asset management agreement. The information contained in the sections entitled "PROPOSAL TWO: ELECTION OF TRUSTEES -- Nominees," "PROPOSAL TWO: ELECTION OF TRUSTEES -- Remaining Trustees," "PROPOSAL TWO: ELECTION OF TRUSTEES -- INFORMATION CONCERNING EXECUTIVE OFFICERS, AFFILIATES AND RELATED CONTROLLING PERSONS AND EXECUTIVE OFFICERS AND DIRECTORS OF PERSONS ULTIMATELY IN CONTROL OF THE COMPANY" and "PROPOSAL TWO: ELECTION OF TRUSTEES -- SECURITY OWNERSHIP OF TRUSTEES AND OFFICERS, CERTAIN BENEFICIAL OWNERS, CONTROLLING PERSONS AND EXECUTIVE OFFICERS AND DIRECTORS OF

PERSONS ULTIMATELY IN CONTROL OF THE COMPANY" in the Proxy Statement is incorporated herein by this reference.

ITEM 4. TERMS OF THE TRANSACTION

Item 1004 of Regulation M-A.

(a) The information contained in the section entitled "PROPOSAL ONE: CONSENT TO THE ASSET SALE" in the Proxy Statement is incorporated herein by this reference.

(c) The information contained in the section entitled "PROPOSAL ONE: CONSENT TO THE ASSET SALE -- REQUIRED VOTE FOR PROPOSAL" in the Proxy Statement is incorporated herein by this reference

(d) The information contained in the section entitled "PROPOSAL ONE: CONSENT TO THE ASSET SALE -- NO DISSENTERS' RIGHTS" in the Proxy Statement is incorporated herein by this reference.

(e) None.

(f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 1005 of Regulation M-A.

(a) The information contained in the sections entitled "PROPOSAL TWO: ELECTION OF TRUSTEES -- CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS," "PROPOSAL TWO:
ELECTION OF TRUSTEES -- EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL AGREEMENTS" and "PROPOSAL ONE: CONSENT TO THE ASSET
SALE -- SPECIAL FACTORS -- INTERESTS OF MANAGEMENT OR TRUSTEES IN THE ASSET SALE" in the Proxy Statement is incorporated herein by this reference.

(b) and (c) The information contained in the section entitled "PROPOSAL ONE:
CONSENT TO THE ASSET SALE -- SPECIAL FACTORS -- BACKGROUND OF THE ASSET SALE" in the Proxy Statement is incorporated herein by this reference.

(e) The information contained in the sections entitled "PROPOSAL TWO: ELECTION OF TRUSTEES -- CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS -- Registration Rights Agreement with Gotham" and "PROPOSAL ONE: CONSENT TO THE ASSET
SALE -- TERMS OF THE VOTING AGREEMENTS" in the Proxy Statement is incorporated herein by this reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Item 1006 of Regulation M-A.

(b) Not applicable.

(c) (1) - (8) The information contained in the sections entitled "PROPOSAL ONE:
CONSENT TO THE ASSET SALE -- SPECIAL FACTORS -- THE ASSET SALE," "PROPOSAL ONE:
CONSENT TO THE ASSET SALE -- SPECIAL FACTORS -- INTERESTS OF MANAGEMENT OR TRUSTEES IN THE ASSET SALE," "PROPOSAL ONE: CONSENT TO THE ASSET SALE -- SPECIAL FACTORS -- USE OF PROCEEDS OF THE ASSET SALE" and "PROPOSAL ONE: CONSENT TO THE ASSET SALE -- SPECIAL FACTORS -- PLANS FOR THE COMPANY SUBSEQUENT TO THE ASSET SALE," in the Proxy Statement is incorporated herein by this reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Item 1013 of Regulation M-A.

The information contained in the sections entitled "PROPOSAL ONE: CONSENT TO THE ASSET SALE -- SPECIAL FACTORS -- BACKGROUND OF THE ASSET SALE," "PROPOSAL ONE:
CONSENT TO THE ASSET SALE -- SPECIAL FACTORS -- USE OF PROCEEDS OF THE ASSET SALE," "PROPOSAL ONE: CONSENT TO THE ASSET SALE -- SPECIAL FACTORS -- PLANS FOR THE COMPANY SUBSEQUENT TO THE ASSET SALE," "PROPOSAL ONE: CONSENT TO THE ASSET SALE -- SPECIAL FACTORS -- ACCOUNTING TREATMENT OF THE ASSET SALE" and "PROPOSAL
ONE: CONSENT TO THE ASSET SALE -- SPECIAL FACTORS -- FEDERAL INCOME TAX CONSEQUENCES OF THE ASSET SALE" in the Proxy Statement is incorporated herein by this reference.

ITEM 8. FAIRNESS OF THE TRANSACTION

Item 1014 of Regulation M-A.


(a) - (e) The information contained in the sections entitled "PROPOSAL ONE:
CONSENT TO THE ASSET SALE -- RECOMMENDATION OF THE BOARD OF TRUSTEES", "PROPOSAL
ONE: CONSENT TO THE ASSET SALE -- SPECIAL FACTORS -- BACKGROUND OF THE ASSET SALE -- The Sale Contract" and "PROPOSAL ONE: CONSENT TO THE ASSET
SALE -- SPECIAL FACTORS -- PURCHASER'S DETERMINATION OF FAIRNESS" in the Proxy Statement is incorporated herein by this reference.


(f) The information contained in the section entitled "PROPOSAL ONE: CONSENT TO THE ASSET SALE -- SPECIAL FACTORS -- BACKGROUND OF THE ASSET SALE -- Other Proposals during the Purchaser Negotiations Prior to the Execution of the Letter of Intent" in the Proxy Statement is incorporated herein by this reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

Item 1015 of Regulation M-A.


(a) - (c) The information contained in the section entitled "PROPOSAL ONE:
CONSENT TO THE ASSET SALE -- SPECIAL FACTORS -- BACKGROUND OF THE ASSET
SALE -- The Sale Contract; Fairness of the Asset Sale" in the Proxy Statement is incorporated herein by this reference.


ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 1007 of Regulation M-A.

(a) - (d) The information contained in the sections entitled "PROPOSAL ONE:
CONSENT TO THE ASSET SALE -- THE PARTIES -- Purchaser," and "PROPOSAL ONE:
CONSENT TO THE ASSET SALE -- THE PARTIES -- Purchaser's Sources of Funds" in the Proxy Statement is incorporated herein by this reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Item 1008 of Regulation M-A.

(a) The information contained in the section entitled "PROPOSAL TWO: ELECTION OF TRUSTEES -- SECURITY OWNERSHIP OF TRUSTEES AND OFFICERS, CERTAIN BENEFICIAL OWNERS, CONTROLLING PERSONS AND EXECUTIVE OFFICERS AND DIRECTORS OF PERSONS ULTIMATELY IN CONTROL OF THE COMPANY" in the Proxy Statement is incorporated herein by this reference.

(b) The information contained in the section entitled "PROPOSAL TWO: ELECTION OF TRUSTEES -- SECURITY TRANSACTIONS OF CERTAIN PERSONS" in the Proxy Statement is incorporated herein by this reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION

Item 1012 of Regulation M-A.

(d) The information contained in the section entitled "PROPOSAL ONE: CONSENT TO THE ASSET SALE -- REQUIRED VOTE FOR PROPOSAL" in the Proxy Statement is incorporated herein by this reference.

(e) The information contained in the section entitled "PROPOSAL ONE: CONSENT TO THE ASSET SALE -- RECOMMENDATION OF THE BOARD OF TRUSTEES" in the Proxy Statement is incorporated herein by this reference.

ITEM 13. FINANCIAL STATEMENTS

Item 1010 of Regulation M-A.


(a) and (b) The information contained in the sections entitled "PROPOSAL ONE:
CONSENT TO THE ASSET SALE -- PRO FORMA FINANCIAL DATA OF FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS" and "PROPOSAL ONE: CONSENT TO THE ASSET
SALE -- SELECTED COMBINED FINANCIAL DATA OF FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS" in the Proxy Statement is incorporated herein by this reference. The information contained in the section entitled "Item 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K -- (a) Financial Statements and Financial Statement Schedules" in the Company's Annual Report on Form 10-K for the Fiscal Year ended December 31, 1999 is incorporated herein by this reference. The information contained in the section entitled "Item 1. Financial Statements" in the Company's Periodic Report on Form 10-Q for the quarter ended September 30, 2000 is incorporated herein by this reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Item 1009 of Regulation M-A.

(a) The information contained in the section entitled "COST OF PROXIES AND SOLICITATIONS" in the Proxy Statement is incorporated herein by this reference.

(b) None.

ITEM 15. ADDITIONAL INFORMATION

Item 1011 of Regulation M-A.

(b) The information contained in the Proxy Statement is incorporated herein by this reference. Neither Radiant Ventures, Radiant Investors nor any of the Executive Officers, in their individual capacities, makes any representation or warranty with respect to the information in the Proxy Statement which is incorporated by reference in this Statement that relates to the Company and its affiliates. The Company makes no representation or warranty with respect to the information in the Proxy Statement which is incorporated by reference in this Statement that relates to any of Radiant Ventures, Radiant Investors, the Executive Officers, in their individual capacities, or their respective affiliates.

ITEM 16. EXHIBITS

Item 1016 of Regulation M-A.

(a) Proxy Statement. Incorporated herein by reference to the separate filing on
Schedule 14A made concurrently herewith.

*(b)(1) Commitment Letter re: Mezzanine Loan, dated July 5, 2000 by and between PW Real Estate Investments Inc., Radiant Partners, LLC, Daniel P. Friedman, Anne Zahner and David Schonberger.

*(b)(2) Letter Agreement amending Commitment Letter re: Mezzanine Loan, dated September 19, 2000 by and between PW Real Estate Investments Inc., Radiant Partners, LLC, Daniel P. Friedman, Anne Zahner and David Schonberger.

*(b)(3) Second Letter Agreement amending Commitment Letter re: Mezzanine Loan, dated November 8, 2000 by and between PW Real Estate Investments Inc., Radiant Partners, LLC, Daniel P. Friedman, Anne Zahner and David Schonberger.

*(b)(4) Commitment Letter re: First Mortgage Loan -- Pecanland Mall, dated September 19, 2000 by and between PW Real Estate Investments Inc., Radiant Partners, LLC, Daniel P. Friedman, Anne Zahner and David Schonberger.

*(b)(5) Letter Agreement amending Commitment Letter re: First Mortgage
Loan -- Pecanland Mall, dated November 8, 2000 by and between PW Real Estate Investments Inc., Radiant Partners, LLC, Daniel P. Friedman, Anne Zahner and David Schonberger.

*(b)(6) Commitment Letter re: First Mortgage Loan -- 3rd Street, Two Rivers and 5th and Marshall, dated September 19, 2000 by and between PW Real Estate Investments Inc., Radiant Partners, LLC, Daniel P. Friedman, Anne Zahner and David Schonberger.

*(b)(7) Letter Agreement amending Commitment Letter re: First Mortgage
Loan -- 3rd Street, Two Rivers and 5th and Marshall, dated November 8, 2000 by and between PW Real Estate Investments Inc., Radiant Partners, LLC, Daniel P. Friedman, Anne Zahner and David Schonberger.

*(b)(8) Letter re: 201 West Madison Avenue, dated September 19, 2000, from General Electric Capital Corporation to David Schonberger.

*(b)(9) Letter Agreement re: 201 West Madison Avenue, dated October 18, 2000 between Watch Holdings, LLC and Radiant Ventures I, LLC.

*(b)(10) Letter re: 201 West Madison Avenue, dated October 23, 2000 from Andrew
W. Albstein to Lori Humphreys.

*(b)(11) Letter Agreement re: 201 West Madison Avenue, dated November 17, 2000 between Radiant Ventures I, LLC and Watch Holdings, LLC.

*(b)(12) Loan Agreement, dated as of July 27, 1999, by and among North Valley Tech LLC, Salomon Brothers Realty Corp. and LaSalle National Bank Association.

*(b)(13) Letter re: Loan Agreement, dated as of July 27, 1999, dated September 27, 2000 from Salomon Brothers Realty Corp. to North Valley Tech LLC.

*(b)(14) Letter Agreement re: Loan Agreement, dated as of July 27, 1999, dated October 3, 2000, by and between Salomon Brothers Realty Corp. and North Valley Tech LLC.

*(b)(15) Letter re: Loan Agreement, dated as of July 27, 1999, dated October 31, 2000 from Salomon Brothers Realty Corp. to North Valley Tech LLC.

*(b)(16) $21,100,000 Promissory Note, dated as of August 3, 1999, executed by 55 Public LLC to Morgan Guaranty Trust Company of New York.

*(b)(17) $3,400,000 Promissory Note, dated as of August 3, 1999, executed by 55 Public LLC to Morgan Guaranty Trust Company of New York.

*(b)(18) Open-End Mortgage and Security Agreement, dated as of August 3, 1999 between 55 Public LLC and Morgan Guaranty Trust Company of New York.

*(b)(19) Letter re: ORECM Loan, dated September 27, 2000 from ORIX Real Estate Capital Markets, LLC to First Union Real Estate Investments.

*(b)(20) Letter Agreement re: Printers Alley Garage, dated September 6, 2000 by and between Southtrust Bank and Radiant Partners, LLC.

*(b)(21) Letter Agreement re: Printers Alley Garage, dated October 2, 2000 by and between Southtrust Bank, Radiant Ventures I, L.L.C., Radiant Partners, LLC and First Union Real Estate Equity and Mortgage Investments.

*(b)(22) Letter re: Commitment Letter, dated October 2, 2000 from Southtrust Bank to Dan Friedman.


*(b)(23) Fifth Amendment to Contract of Sale dated as of January 22, 2001 among 55 Public LLC, North Valley LLC, Southwest Shopping Centers Co. I, L.L.C., First Union Madison L.L.C., Printers Alley Garage, LLC, First Union Real Estate Equity and Mortgage Investors, First Union Properties Expansion Company and Radiant Investors LLC.



*(b)(24) Letter re: Loan Agreement dated as of July 27, 1999, dated December 19, 2000, from Salomon Brothers Realty Corp. to North Valley Tech LLC.



*(b)(25) Letter re: Printer's Alley Garage, dated December 13, 2000, from SouthTrust Bank to Dan Friedman.


(c) None.

*(d)(1) Voting Agreement, dated as of September 15, 2000, by and between Gotham Partners Management Co. LLC and Radiant Investors LLC.

*(d)(2) Letter Agreement, dated as of September 15, 2000, by and between Gotham Partners, L.P., Gotham Partners III, L.P., Gotham Partners International, Ltd. and Gotham Holdings II, L.L.C.

*(d)(3) Voting Agreement, dated as of September 15, 2000, by and between Apollo Real Estate Investment Fund II, L.P. and Radiant Investors LLC.

(f) None.

(g) None.


* Previously Filed

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 5, 2001


                                          FIRST UNION REAL ESTATE EQUITY AND
                                          MORTGAGE INVESTMENTS


                                          By: /s/ WILLIAM A. ACKMAN

                                            ------------------------------------

                                            William A. Ackman, Chairman


                                          RADIANT VENTURES I, L.L.C.

                                          By: RADIANT INVESTORS, LLC,
                                              as Managing Member

                                          By: /s/ DANIEL P. FRIEDMAN
                                            ------------------------------------
                                            Daniel P. Friedman, Member

                                          RADIANT INVESTORS, LLC

                                          By: /s/ DANIEL P. FRIEDMAN
                                            ------------------------------------
                                            Daniel P. Friedman, Member

                                          /s/ DANIEL P. FRIEDMAN
                                          --------------------------------------
                                          Daniel P. Friedman

                                          /s/ DAVID SCHONBERGER
                                          --------------------------------------
                                          David Schonberger

                                          /s/ ANNE ZAHNER
                                          --------------------------------------
                                          Anne Zahner